Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated unaudited financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated unaudited statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of September 30, 2024, and the related interim condensed consolidated unaudited statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated unaudited financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated unaudited financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated unaudited financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

October 28, 2024

Countersigned by:

/s/ Manuel Arribas Zevallos
Manuel Arribas Zevallos
C.P.C. Register No. 45987

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of financial position

As of September 30, 2024 (unaudited) and December 31, 2023 (audited)

	Note	As of September 30, 2024	As of December, 2023
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	139,536	90,193
Time deposits with maturities greater than ninety days	3	32,782	-
Trade and other receivables	4	129,733	99,688
Income tax prepayments		5,766	4,485
Inventories	5	786,941	791,074
Prepayments		26,266	6,809
Total current asset		1,121,024	992,249
Non-current assets
Trade and other receivables	4	42,930	43,397
Financial instruments designated at fair value through other comprehensive income	14	332	249
Property, plant and equipment	6	2,034,679	2,099,351
Intangible assets		62,798	62,920
Goodwill		4,459	4,459
Deferred income tax assets		13,662	11,428
Right of use asset		9,443	7,609
Other assets		53	73
Total non-current assets		2,168,356	2,229,486
Total assets		3,289,380	3,221,735
Liability and equity
Current liabilities
Trade and other payables	7	262,054	231,511
Financial obligations	8 and 14	420,346	383,146
Lease liabilities		3,458	3,999
Income tax payable		6,655	14,222
Provisions	9	24,366	56,510
Total current liabilities		716,879	689,388

Non-current liabilities
Financial obligations	8 and 14	1,073,601	1,189,880
Lease liabilities		6,324	4,130
Non-current provisions	9	31,514	27,453
Deferred income tax liabilities		122,455	120,876
Total non-current liabilities		1,233,894	1,342,339
Total liability		1,950,773	2,031,727
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,486)	(16,290)
Retained earnings		410,789	261,994
Total equity		1,338,607	1,190,008
Total liability and equity		3,289,380	3,221,735

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of profit or loss

For the three and nine-month periods ended September 30, 2024 and 2023 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2024	2023	2024	2023
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	11	517,754	516,664	1,451,399	1,438,698
Cost of sales		(321,998)	(342,025)	(920,223)	(950,886)
Gross profit		195,756	174,639	531,176	487,812

Operating expense
Administrative expenses		(63,634)	(55,099)	(182,672)	(171,155)
Selling and distribution expenses		(19,587)	(17,689)	(56,236)	(50,897)
Other operating expense, net		3,938	(10,290)	(426)	(8,814)
Total operating expenses, net		(79,283)	(83,078)	(239,334)	(230,866)
Operating profit		116,473	91,561	291,842	256,946

Other income (expenses)
Finance income		1,650	2,063	4,225	4,273
Finance costs		(25,015)	(26,907)	(75,890)	(76,784)
(Loss) gain from exchange difference, net		138	376	(1,247)	5,717
Total other expenses, net		(23,227)	(24,468)	(72,912)	(66,794)
Profit before income tax		93,246	67,093	218,930	190,152

Income tax expense	10	(30,707)	(20,978)	(70,135)	(57,111)

Profit for the period		62,539	46,115	148,795	133,041

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	13	0.15	0.11	0.35	0.31

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of other comprehensive income

For the three and nine-month periods ended September 30, 2024 and 2023 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2024	2023	2024	2023
		S/(000)	S/(000)	S/(000)	S/(000)

Net Profit		62,539	46,115	148,795	133,041

Other comprehensive income
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Update in the fair value of financial instruments at fair value with changes in others comprehensive income		(183)	-	(278)	-
Deferred income tax	10	54	-	82	-
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain on cash flow hedging instruments	14(a)	-	-	-	2,154
Deferred income tax	10	-	-	-	(634)
Other comprehensive income for the period, net of income tax		(129)	-	(196)	1,520

Total comprehensive income for the period, net of income tax		62,410	46,115	148,599	134,561

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of changes in equity

For the nine-month period ended September 30, 2024 and 2023 (unaudited)

	Capital stock	Investment shares	Investments shares held in treasury	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Net Profit	-	-	-	-	-	-	-	133,041	133,041
Other comprehensive income for the period	-	-	-	-	-	-	1,520	-	1,520
Others	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	133,041	134,556

Balance as of September 30, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	401,659	1,329,691

Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Net Profit	-	-	-	-	-	-	-	148,795	148,795
Other comprehensive income for the period	-	-	-	-	-	(196)	-	-	(196)
Total comprehensive income	-	-	-	-	-	(196)	-	148,795	148,599

Balance as of September 30, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,486)	-	410,789	1,338,607

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of cash flows

For the three and nine-month period ended September 30, 2024 and September 30, 2023 (unaudited)

		For the three-month period ended September 30		For the nine-month period ended September 30
	Note	2024	2023	2024	2023
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		93,246	67,093	218,930	190,152
Non-cash adjustments to reconcile profit before income tax to net cash flows :
Depreciation and amortization		38,103	37,377	114,894	105,283
Finance costs		25,015	26,907	75,890	76,784
Long-term incentive plan	12	1,791	1,854	5,373	5,775
Estimate expected credit loss	4	432	231	2,044	1,746
Unrealized exchange difference related to monetary transactions		168	(725)	499	(545)
Net gain on disposal of property, plant and equipment		(3,465)	(308)	(3,558)	(695)
Finance income		(1,650)	(2,063)	(4,225)	(4,254)
Other operating, net		(1,023)	1,100	2,165	2,921

Working capital adjustments
(Increase) decrease in trade and other receivables		(692)	(5,401)	(31,500)	1,866
Decrease (increase) in prepayments		10,524	4,783	(18,734)	(580)
Decrease (increase) in inventories		(16,892)	111,814	1,867	65,669
Increase in trade and other payables		47,003	59,916	7,359	4,322

		192,560	302,578	371,004	448,444

Interests received		1,692	2,133	4,187	4,194
Interests paid		(29,666)	(31,642)	(81,862)	(77,768)
Income tax paid		(27,338)	(25,212)	(80,489)	(78,938)
Net cash flows provided (used in) by operating activities		137,248	247,857	212,840	295,932

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (continued)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2024	2023	2024	2023
		S/(000)	S/(000)	S/(000)	S/(000)

Investing activities
Purchase of property, plant and equipment		(11,356)	(94,885)	(39,821)	(243,598)
Opening of term deposits with original maturity greater than 90 days		(32,782)	(8,500)	(32,782)	(18,500)
Purchase of intangible assets		(4,382)	(3,577)	(10,756)	(10,940)
Purchase of investments available for sale		-	-	(361)	-
Loans to third parties		-	(702)	(97)	(1,202)
Proceeds from sale of property, plant and equipment		4,221	536	4,400	1,221
Collection of loan to third parties		-	-	115	150
Redemption of term deposits with original maturity greater than 90 days		-	10,000	-	10,000
Net cash flows used in investing activities		(44,299)	(97,128)	(79,302)	(262,869)
Financing activities
Loan paid	8	(39,091)	(39,091)	(231,273)	(546,429)
Payment of lease liabilities		(1,328)	(935)	(3,457)	(2,322)
Dividends paid		(141)	(127)	(426)	(583)
Loan received	8	-	-	151,200	525,000
Dividends returned		-	163	297	462
Bank overdraft paid		-	-	-	(85,333)
Payment of hedge finance cost		-	-	-	(7,708)
Income from settlement of derivative financial instrument		-	-	-	93,323
Bank overdraft		-	-	-	85,333
Net cash flows (used in) provided by financing activities		(40,560)	(39,990)	(83,659)	61,743
Net increase (decrease) in cash and cash equivalents		52,389	110,739	49,879	94,806
Net foreign exchange difference		(166)	725	(536)	545
Cash and cash equivalents at the beginning of the period		87,313	65,660	90,193	81,773
Cash and cash equivalents at the end of the period	3	139,536	177,124	139,536	177,124
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		168	(725)	499	(545)
Outstanding accounts payable related to acquisition of property, plant and equipment as of September 30	6	270	1,104	8,302	12,140

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated unaudited financial statements

As of September 30, 2024 and 2023, and December 31, 2023

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the Law of Peruvian Companies, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2024, December 31, 2023 and September 30, 2023.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated unaudited financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of September 30, 2024 and for the nine-month period then ended, were approved for issuance by the Company’s Management on October 28, 2024. The consolidated audited financial statements as of December 31, 2023 have been approved by the General Meeting of Shareholders, on March 21, 2024.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated unaudited financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated unaudited financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated unaudited financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2023.

Notes to interim condensed consolidated unaudited financial statements (continued)

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated unaudited financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2023, except for the adoption of new standards effective as of 1 January 2024. The standards and interpretations relevant to the Group, that are effective since January 1, 2024 are disclosed below.

Supplier Finance Arrangements- Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Statement Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of financing arrangements on an entity’s liabilities, cash flows, and liquidity risk exposure.

The transition rules clarify that an entity is not required to provide disclosures in any interim periods in the year of initial application of the amendments.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Lease Liability in a Sale and Leaseback - Amendments to IFRS 16

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that the seller-lessee must meet when measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount of profit or loss that relates to the right of use that it retains.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by the right to postpone liquidation?

●	That there must be a right of deferral at the end of the reporting period

●	That classification is not affected by the probability that an entity will exercise its right to defer.

●	That only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability do not affect its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on meeting future obligations within twelve months.

The amendments had no impact on the Group’s interim condensed consolidated financial statements.

Notes to interim condensed consolidated unaudited financial statements (continued)

2.2

Basis of consolidation -

The interim condensed consolidated unaudited financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2024 (unaudited) and December 31, 2023, and for the three and nine-month period ended September 30, 2024 and 2023 (unaudited).

For the three and nine-month period ended September 30,2024 and 2023, there was no changes in the participation of the common shares that the Company’s had in its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2023.

2.3	Seasonality of operations - Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2024	As of December 31, 2023
	S/(000)	S/(000)

Cash on hand	177	182
Cash at banks (b)	41,659	46,611
Short-term deposits (c)	97,700	43,400
Cash balance included in cash flow	139,536	90,193
Long-term deposits (d)	32,782	-
	172,318	90,193

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. These accounts generate market interest based on daily rates for deposits in banks.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

(d)	Long-term deposits are deposited in local banks, are freely available and generate interest according to the respective term deposit rates and have an original maturity greater than three months.

Notes to interim condensed consolidated unaudited financial statements (continued)

4.	Trade and other receivables

As of September 30, 2024 and December 31, 2023 this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 56% and 60% of trade receivables were guaranteed by bank guarantees and mortgages amounting to S/50,031,000 and S/50,120,000, respectively. The increase in trade receivables as of September 30, 2024 compared to December 31, 2023 is mainly due to Consortium activities (see note 15) for S/-27,751,000.

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of September 30, 2024 and December 31, 2023 amount to approximately S/29,559,000, and are presented in the caption “Trade and other receivables” as non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

For the nine-month period ended September 30, 2024 and 2023, the Group recorded S/2,044,000 and S/1,746,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Selling and distribution expenses” of the interim condensed consolidated unaudited statement profit or loss and; corresponds to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

The movement of the allowance for expected credit losses on trade and others receivable for the nine-month period ended as of September 30, 2024 and 2023 is as follows:

	2024	2023
	S/(000)	S/(000)

Opening balance	18,048	16,467
Additions	2,044	1,746
Recoveries and others	(127)	(69)

Ending balance	19,965	18,144

5.	Inventories

As of September 30, 2024 and December 31, 2023 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

Notes to interim condensed consolidated unaudited financial statements (continued)

6.	Property, plant and equipment, net

During the three-and nine-month periods ended September 30, 2024 the Group’s additions amounted approximately to S/ 11,086,000 and S/ 38,744,000, respectively (S/95,989,000 and S/241,178,000 during the three- and nine-month periods ended September 30, 2023, respectively).

Assets with a net book value of S/757,000 were sold during the nine-month period ended September 30, 2024 (S/423,000 for the nine-month period ended September 30, 2023), resulting in a net gain on disposal of S/3,557,000 (S/695,000 for the nine-month period ended September 30, 2023).

As of September 30, 2024, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/ 8,302,000 (S/9,379,000 as of December 31, 2023).

7.	Trade and other payables

As of September 30, 2024, and December 31, 2023, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

As of September 30, 2024, dividends payable amounted to S/10,193,000 (S/10,322,000 as of December 31, 2023).

8.	Financial Obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2024	2023
				S/(000)	S/(000)

Short -term promissory notes
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	-	38,000
BBVA Perú	S/	9.78%	January 19, 2024	-	38,000
BBVA Perú	S/	8.83%	March 15, 2024	-	38,000
BBVA Perú	S/	6.98%	December 12, 2024	76,000	76,000
BBVA Perú	S/	7.32%	November 22, 2024	38,000	38,000
Banco de Crédito del Perú	S/	6.51%	January 13, 2025	38,000	-
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	38,000	-
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	38,000	-
Scotiabank	S/	5.94%	March 10, 2025	37,200	-
				265,200	228,000
Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,271	259,686
Principal, net of issuance costs	S/	6.84%	February 1, 2034	310,004	309,506
				569,275	569,192
Short and long-term Corporate Loan under “Club deal” (d)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	329,736	387,917
Scotiabank	S/	5.82%	December 1,2028	329,736	387,917
				659,472	775,834
				1,493,947	1,573,026
Maturity
Current				420,346	383,146
Non-current				1,073,601	1,189,880
				1,493,947	1,573,026

Notes to interim condensed consolidated unaudited financial statements (continued)

(b)	Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year.

For the nine-month period ended September 30, 2024 and 2023, the corporate bonds generated interests that have been recognized in the interim condensed consolidated unaudited financial statement of profit or loss for S/28,952,000 and S/29,039,000, respectively.

(c)	Financial covenants –

The contracts for corporate bonds issued in soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

(d)	Medium-term Corporate Loan under “Club deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/ 860,000,000 that allowed the payment of all the financial obligations that the Company maintained with maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I.	Comply with the following financial safeguards:

(a).	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b).	Debt Service Coverage Ratio (FCSD / SD) > = 1.15x

(c).	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

As of September 30, 2024 and 31 December, 2023, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to interim condensed consolidated unaudited financial statements (continued)

9.	Provisions

As of September 30, 2024 and December 31, 2023, the item mainly includes employee profit sharing, provision for litigation, provision for long-term incentives and provision for mine closure.

10.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated unaudited statement of profit or loss and interim condensed consolidated unaudited statement of other comprehensive income are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(33,645)	(22,878)	(70,708)	(71,513)
Deferred income tax	2,938	1,900	573	14,402
Income tax expense	(30,707)	(20,978)	(70,135)	(57,111)

Deferred Income tax recognized in other comprehensive income	54	-	82	(634)
Total income tax	(30,653)	(20,978)	(70,053)	(57,745)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Increase of deferred income tax asset	799	347	2,234	2,215
(Increase) decrease of deferred income tax liability	2,193	1,553	(1,579)	11,553

Total variation of deferred income tax	2,992	1,900	655	13,768

Deferred income tax benefit recognized in interim condensed consolidated unaudited statements of profit or loss	2,938	1,900	573	14,402
Deferred income tax recognized in other comprehensive income	54	-	82	(634)

Total variation of deferred income tax	2,992	1,900	655	13,768

Notes to interim condensed consolidated unaudited financial statements (continued)

Following is the composition of deferred tax related to items recognized in interim condensed consolidated unaudited statements of other comprehensive income:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain (loss) on derivative financial instruments	54	-	82	(634)

Total deferred income tax recognized in OCI	54	-	82	(634)

11.	Sales of goods

This caption is made up as follows:

	For the three-month period ended September 30:
	Cement, concrete, mortar and precast	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers of 2024	499,196	16,122	2,436	517,754

Revenue from external customers of 2023	497,008	16,377	3,279	516,664

	For the nine-month period ended September 30:
	Cement, concrete, mortar and precast	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers of 2024	1,395,407	44,099	11,893	1,451,399

Revenue from external customers of 2023	1,364,763	54,326	19,609	1,438,698

Notes to interim condensed consolidated unaudited financial statements (continued)

12.	Related party transactions

During the three and nine-months periods ended September 30, 2024 and 2023, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A.
Fees for management and administrative services	22	22	66	66
Fees from office lease	4	4	12	12

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	309	284	915	860
Fees from leasing of parking	94	64	263	194

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	36	36	108	107
Fees from office lease	4	4	12	12

Fossal S.A.A. (Fossal)
Fees for management and administrative services	11	11	33	33
Fees from office lease	4	4	12	12

Asociación Sumac Tarpuy
Fees from office lease	4	4	12	12

Expenses
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(540)	(660)	(1,620)	(1,980)

Notes to interim condensed consolidated unaudited financial statements (continued)

As a result of these transactions, the Group had the following rights and obligations as of September 30, 2024, and December 31, 2023:

	September 30, 2024		December 31, 2023
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	83	-	89	-
	83	-	89	-

Other related parties
Fosfatos del Pacífico S.A.	1,371	476	1,413	305
Compañía Minera Ares S.A.C.	185	1	315	211
Fossal S.A.A.	98	-	52	-
Other	114	-	104	-

	1,768	477	1,884	516
	1,851	477	1,973	516

Terms and conditions of transactions with related parties -

Sales and purchases with related parties are made under market conditions equivalent to those applied to transactions between independent parties. The balances receivable and payable are free of guarantees given and received, free of interest and are paid in cash. As of September 30, 2024 and December 31, 2023, the Group has not recorded any provision for expected credit losses in relation to balances owed by related parties. This evaluation is carried out annually by examining the commercial position of the related party and the market in which it operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation expense amounted to S/7,846,000 and S/19,820,000 during the three and nine-month periods ended September 30, 2024, respectively (S/8,377,000 and S/20,486,000, during the three and nine-month periods ended September 30, 2023), and the total long-term compensations expense amounted to S/1,791,000 and S/5,373,000 during the three and nine-month periods ended September 30, 2024, respectively (S/1,854,000 and S/5,775,000 during the three and nine-month period ended September 30, 2023, respectively). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated unaudited financial statements (continued)

13.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2024 and 2023 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2024 and 2023.

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	62,539	46,115	148,795	133,041
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.15	0.11	0.35	0.31

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated unaudited financial statements.

14.	Financial assets and liabilities

Financial assets -

Except for the financial instruments designated at fair value through OCI and derivative financial instruments, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Notes to interim condensed consolidated unaudited financial statements (continued)

Financial liabilities -

Except for derivative financial instruments (see (a) below), all financial liabilities of the Group including trade and other payables and financial obligations are classified as loans and borrowings and are carried at amortized cost.

(a)	Financial asset –

Derivatives assets of hedging –

Foreign currency risk –

In February 2023, as a result of the settlement of the hedging derivative financial instruments amounting to US$131,612,000 used for cash flow hedging, the Group has recorded an unrealized gain in the unaudited interim condensed consolidated statement of other comprehensive income of S/2,154,000 for the nine-month period ending September 30, 2023.

As of September 30, 2024, the Group does not have financial instruments to cover exchange rate risk given that it does not maintain significant assets or liabilities in foreign currency.

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2024	2023	2024	2023	2024/2023
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	139,536	90,193	139,536	90,193	Level 1
Time deposits with maturities greater than ninety days	32,782	-	32,782	-	Level 1
Trade and other receivables	172,663	143,085	172,663	143,085	Level 2
Financial instruments at fair value through other comprehensive income	332	249	332	249	Level 2
Total financial assets	345,313	233,527	345,313	233,527

Financial liabilities
Trade and other payables	262,054	231,511	262,054	231,511	Level 2
Senior notes	569,275	569,192	541,480	532,987	Level 1
Fixed rate notes	924,672	1,003,834	914,426	931,014	Level 2

Total financial liabilities	1,756,001	1,804,537	1,717,960	1,695,512

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to interim condensed consolidated unaudited financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2024 and December 31, 2023, there were no transfers between the fair value hierarchies.

Management assesses that the fair value of cash and time deposits, trade and other receivables, and current liabilities approximates their carrying amount due to the maturities of these instruments being less than one year.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the percentage of shareholding of the Company on the equity of Fossal S.A.

15.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2024, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the nine-month period ended September 30, 2024 and 2023 for S/915,000 and S/860,000, respectively.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, has subscribed a collaboration contract with a third party, with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of September 30, 2024 and December 31, 2023, the Group had no significant capital commitments.

Notes to interim condensed consolidated unaudited financial statements (continued)

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2023.

Tax situation

The Company is subject to Peruvian tax law. As of September 30, 2024 and 2023, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2024 and December 31, 2023.

The Tax Authority has the power to review and, if applicable, correct the income tax calculated by each individual company in the four years following the year of filing the tax return.

The income tax and value-added tax returns for the following years are open for review by the tax authority:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2020-2023	Dec.2019- Set.2024
Cementos Selva S.A.	2019-2023	Dec.2019- Set.2024
Distribuidora Norte Pacasmayo S.R.L.	2019-2023	Dec.2019- Set.2024
Empresa de Transmisión Guadalupe S.A.C.	2019-2023	Dec.2019- Set.2024
Salmueras Sudamericanas S.A.	2019-2023	Dec.2019- Set.2024
Soluciones Takay S.A.C.	2019-2023	Dec.2019- Set.2024
Corporación Materiales Piura S.A.C.	2023	Mar.2023- Set.2024

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2024 and the consolidated financial statements as of December 31, 2023.

Legal claim contingency

As of September 30, 2024, the Group has received claims from third parties in relation with its operations which in aggregate represent S/733,000 that corresponded to labor claims from former employees.

Notes to interim condensed consolidated unaudited financial statements (continued)

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated audited financial statements of the Group as of December 31, 2023.

16.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have two reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended September 30, 2024				For the three-month period ended September 30, 2023
	Cement, concrete, mortar and precast	Construction supplies	Other	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Other	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	499,196	16,122	2,436	517,754	497,008	16,377	3,279	516,664
Gross profit (loss)	196,054	502	(800)	195,756	174,570	281	(212)	174,639
Administrative expenses	(62,412)	(730)	(492)	(63,634)	(54,041)	(632)	(426)	(55,099)
Selling and distribution expenses	(19,211)	(225)	(151)	(19,587)	(17,349)	(203)	(137)	(17,689)
Other operating income (expense), net	3,932	6	-	3,938	(10,285)	(5)	-	(10,290)
Finance income	1,629	7	14	1,650	2,039	3	21	2,063
Finance cost	(25,015)	-	-	(25,015)	(26,906)	-	(1)	(26,907)
Gain (loss) from exchange difference, net	149	(9)	(2)	138	390	1	(15)	376
Profit (loss) before income tax	95,126	(449)	(1,431)	93,246	68,418	(555)	(770)	67,093
Income tax expense	(31,327)	149	471	(30,707)	(21,385)	178	229	(20,978)

Profit (loss) for the year	63,799	(300)	(960)	62,539	47,033	(377)	(541)	46,115

Notes to interim condensed consolidated unaudited financial statements (continued)

	For the nine-month period ended September 30, 2024				For the nine-month period ended September 30, 2023
	Cement, concrete, mortar and precast	Construction supplies	Other	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Other	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	1,395,407	44,099	11,893	1,451,399	1,364,763	54,326	19,609	1,438,698
Gross profit (loss)	531,214	1,480	(1,518)	531,176	486,340	297	1,175	487,812
Administrative expenses	(179,164)	(2,095)	(1,413)	(182,672)	(167,868)	(1,963)	(1,324)	(171,155)
Selling and distribution expenses	(55,156)	(645)	(435)	(56,236)	(49,919)	(584)	(394)	(50,897)
Other operating income (expense), net	(499)	(2)	75	(426)	(8,811)	(6)	3	(8,814)
Finance income	4,151	24	50	4,225	4,214	3	56	4,273
Finance cost	(75,890)	-	-	(75,890)	(76,782)	-	(2)	(76,784)
Gain (loss) from exchange difference, net	(1,235)	(11)	(1)	(1,247)	5,699	-	18	5,717
Profit (loss) before income tax	223,421	(1,249)	(3,242)	218,930	192,873	(2,253)	(468)	190,152
Income tax expense	(71,574)	400	1,039	(70,135)	(57,928)	677	140	(57,111)
Profit (loss) for the year	151,847	(849)	(2,203)	148,795	134,945	(1,576)	(328)	133,041

	As of September 30, 2024				As of December 31, 2023
	Cement, concrete and precast	Construction supplies	Other	Consolidated	Cement, concrete and precast	Construction supplies	Other	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,141,280	52,418	95,350	3,289,048	3,074,279	46,941	100,266	3,221,486
Other assets (*)	-	-	332	332	-	-	249	249
Total assets	3,141,280	52,418	95,682	3,289,380	3,074,279	46,941	100,515	3,221,735
Operating liabilities	1,876,643	73,524	606	1,950,773	1,968,133	62,907	687	2,031,727
Capital expenditure (**)	54,611	-	-	54,611	299,326	-	-	299,326

(*)	As of September 30, 2024 and December 31, 2023, corresponds to the financial instruments designated at fair value through other comprehensive income for S/332,000 and S/249,000, respectively.

(**)	The capital expenditures amount to S/54,611,000 and S/299,326,000 as of September 30, 2024 and December 31, 2023, respectively corresponds to purchases of property, plant and equipments, intangible assets and other minor non-current assets.

Geographic information

As of September 30, 2024 and December 31, 2023, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated unaudited financial statements (continued)

17.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2023.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

For the nine-month period ended September 30, 2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(495)
	+10	(991)
	-5	495
	-10	991

Notes to interim condensed consolidated unaudited financial statements (continued)

For the nine-month period ended September 30, 2024	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(1,376)
	+10	(2,753)
	-5	1,376
	-10	2,753

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. The Group generates positive cash flows by operating activities and has sources of financing sufficiently available according to its good credit record. Debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of September 30, 2024 and December 31, 2023, no portion of the corporate bonds in soles will mature in less than one year.

The following table presents the maturity profile of the Group’s financial liabilities based on contractual obligations, imports are presented without discounting:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of September 30, 2024
Financial obligations	153,092	268,472	768,182	310,000	1,499,746
Interests	11,128	67,313	197,186	47,735	323,362
Trade and other payables	142,590	102,798	-	-	245,388
Lease liabilities	1,159	2,299	6,324	-	9,782

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interests	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,762	38,439	-	-	214,201
Lease liabilities	986	2,957	4,186	-	8,129